                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F    X            Form 40-F
                              -----                     -----

         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No    X
                        -----                    -----


         If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.




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                                   CELANESE AG


On March 22, 2001 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued the Invitation to the Annual General Meeting of Celanese AG, and on March 21, 2001 issued a press release announcing Celanese Chemicals has upgraded proprietary technology at its Clear Lake acetic acid plant and has reached agreement on compensation for losses suffered in Singapore, which are respectively attached as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.




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                                    EXHIBITS



               Exhibit No.                  Exhibit
               -----------                  -------
               99.1                         Invitation to the Annual General
                                            Meeting of Celanese AG




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                                    EXHIBITS


               Exhibit No.                  Exhibit
               -----------                  -------
               99.2                         Press release dated March 21, 2001
                                            announcing Celanese Chemicals has
                                            upgraded proprietary technology at
                                            its Clear Lake acetic acid plant and
                                            has reached agreement on
                                            compensation for losses suffered in
                                            Singapore




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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   CELANESE AG
                                   (Registrant)

                                   By:    /s/ P. W. Premdas
                                          ------------------------------
                                   Name:  Perry W. Premdas
                                   Title: Member of the Management Board
                                          (Chief Financial Officer)




Date: March 22, 2001




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                                  EXHIBIT INDEX


               Exhibit No.                  Exhibit
               -----------                  -------
               99.1                         Invitation to the Annual General
                                            Meeting of Celanese AG

               99.2                         Press release dated March 21, 2001
                                            announcing Celanese Chemicals has
                                            upgraded proprietary technology at
                                            its Clear Lake acetic acid plant and
                                            has reached agreement on
                                            compensation for losses suffered in
                                            Singapore